Filed by Marshall & Ilsley Corporation

Pursuant to Rule 425 under the Securities

Act of 1933 and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange

Act of 1934

Subject Company:

Metavante Holding Company

(Commission File No. 001-15403)

The following is a transcript of a video presentation that was made available on the internal website of Metavante Corporation to its employees.

Forward-Looking Statements

This presentation contains certain forward-looking statements based on current expectations of management of Marshall & Ilsley Corporation (“M&I”). Those forward-looking statements include all statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statements. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the investment agreement; (2) the outcome of any legal proceedings that may be instituted against M&I and others following announcement of the investment agreement; (3) the inability to close the transactions contemplated by the investment agreement due to the failure to obtain shareholder approval or the failure to satisfy other closing conditions contemplated by the investment agreement; (4) the failure to obtain the necessary debt financing arrangements; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transactions contemplated by the investment agreement; (6) the inability to recognize the benefits of the transactions contemplated by the investment agreement; (7) the amount of the costs, fees, expenses and charges related to the transactions contemplated by the investment agreement and the actual terms of certain financings that will be obtained for such transactions; and (8) the impact of the substantial indebtedness incurred to finance the consummation of the transactions contemplated by the investment agreement; and other risks that are set forth in the “Risk Factors,” “Legal Proceedings” and “Management Discussion and Analysis of Results of Operations and Financial Condition” sections of M&I’s SEC filings. Many of the factors that will determine the outcome of the subject matter of this press release are beyond M&I’s ability to control or predict. M&I undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information About the Proposed Transactions and Where to Find It

In connection with the proposed transactions, a registration statement of Metavante Holding Company, which will contain a proxy statement/prospectus, and a registration statement of New M&I Corporation will be filed with the Securities and Exchange Commission (“SEC”). Investors are urged to carefully read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to get the proxy statement/prospectus and all relevant documents filed by M&I, Metavante Holding Company and New M&I Corporation with the SEC free of charge at the SEC’s website www.sec.gov or, with respect to documents filed by M&I, from M&I Investor Relations.

Participants in the Solicitation

The directors, executive officers and other members of management and employees of M&I may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the proposed transactions. Information concerning persons who may be considered participants in the solicitation of M&I’s shareholders under the rules of the SEC is set forth in public filings filed by M&I with the SEC and will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information concerning M&I’s participants in the solicitation is contained in M&I’s Proxy Statement on Schedule 14A, filed with the SEC on March 13, 2007.

2

Frank Martire, President and CEO of Metavante

FM: It’s great to have everybody here so early in the morning. I want to especially thank, I think we have 28 or so on satellite coverage so thanks for coming in so early and for the people in Mountain Time and West Coast Time, we really do appreciate it. It’s kind of early there. We’d love to have you all here in Milwaukee for this grand announcement but don’t feel too disappointed. It’s about 35 degrees out with a wind chill of minus 6 I think. It is pretty cold out there. As people were walking in, I was shaking their hands and people were really cold. This is an exciting day. We thought it would be a little bit more of a major surprise but, you mean you already know? Okay you know already. This is very exciting. It is, you know, it gets over used the word “historic” right but this is clearly an historic day in Metavante. We should all be very, very proud because we, together, have done this, and we are going to become a public company as Metavante. I hope you’re excited about that. Just a quick story on that. We had timed all this and documents weren’t signed until yesterday so everybody says why were you so quiet? Because we had to be. The Wall Street Journal got a hold of it. It came out early. So we had to react just a little bit, but we kept pretty much on our game plan and it worked out quite well. But we are truly, truly very excited. It’s a tremendous day for Metavante and for M&I Corporation. So you’re going to be hearing from . . . a little bit more from me in a little while, and from Don Layden who’s going to tell you a little bit more about the transaction, and Mike Hayford, so you feel very comfortable about where we are and where we’re going. But before we do that, I’m going to ask the gentleman to come and speak with us for a second. And you know, when you think about Metavante, this is the person you have to think about. He joined the company in 1975 and Dennis Kuester had a vision for Metavante. And it’s kind of interesting because we all have visions, or we try to. And then sometimes we get to execute them, sometimes we don’t. But he stayed with it. And he started with a company that, by the way, I believe had around – you ready for this now, are you ready – about $2 million of external revenue outside the banks - $2 million. And he said, this should be one of the most significant technology companies in the industry. And here we are today because of his vision and his commitment, and the fact that he never lost focus, a billion and a half dollar company. And I have the opportunity, the opportunity to stand here before you, and say we’re going to become a public company because of how he positioned us. So before the rest of us start talking about how excited we are in the future and what it holds for us, M&I Corporation and Metavante as a public company, I’d like to introduce you to and please join me in welcoming the chairman and CEO of M&I Corporation, Dennis Kuester.

DK: Thank you. Thank you very much. Thank you. Thank you. I was just looking at that CEO thing is just temporary. I feel like ExecuTemp, you know. But I’m getting far too much credit because really the credit for this transaction really belongs to all of you, your Metavante counterparts, Frank and the executive team, and also on the banking side. You know you’ve seen the bank grow obviously over the last four, five years, expand geographically – expand in terms of wealth management. And then you add all of the, I think, seventeen transactions of acquisitions that Metavante has made and so we’ve got two great growth engines and what that provided us with was one heck of a big problem.

And the problem is a great one and that is how to keep these two engines going and then obviously the one that affects Metavante most is to get you out from under the bank regulations which causes some capital constraints that obviously constrains and could continue to constrain your growth. So we have a wonderful transaction that again, makes you a public company and you’re on your own. They tried to get rid of me but I’m going to be kind of hanging around anyway. You know, I don’t know. My wife said what is this retirement stuff, you know. But anyway I’ll deal with that when I get back to Florida, I’m just here temporarily for this announcement. So on that 35 degree weather? Not long for me! But in any event, this really is – it’s really a credit to you and all of your Metavante associates because without your committed track record in the last number of years, I mean, this, we wouldn’t have had to do this and we wouldn’t have had this opportunity. You know another thing that’s so pleasing about this is if you look at our four constituencies which we keep bringing up in terms of our principal shareholders, fellow employees, customers, and communities we serve, we’ve touched all of them positively with this transaction. The shareholders, I mean, just think, the stock ran up on a rumor. Just think what it’s going to do when they get the facts. You know. So, I mean, the shareholders couldn’t be happier today. And then from all of our fellow employees, I mean, two growth companies going forward, the career opportunities obviously are just expanded. And then the customers always win because when you have two well run companies, companies that can reinvest in products and services, then they get a better deal. I talked to a couple of them this morning as did, I know, a number of you and Frank and the executive team, and they’re very, very positive because they know that going forward, it gives Metavante a lot more opportunities, again, to enhance their products and services. And then the communities always win. They always win when you get strong companies so, all in all, we have our four constituencies have won in this transaction and so we think this is really a great time for the Marshall and Illsley Corporation, for the new Metavante Corporation. And then I will leave you this one final note. You know the rule we always want to live by and we’ve been stressing it more and more, and that’s the Golden Rule. We still believe very strongly that differentiates us from the marketplace be it on the banking side or be it on the Metavante side. And I know you won’t lose sight of that as you go forward in this new era of a private - or a publicly held company. So good luck to you. You made it happen. The credit belongs to you. And thanks for taking me along on the ride.

FM: Thank you, Dennis. So to make it official, there it is. With that camera there, could you see that? No, I guess not. Oh, okay. “M&I’s spun off Metavante” so you should read the paper if you haven’t seen it yet. A really nice article by the way in the Milwaukee Journal Sentinel. Okay. I think I have to quit this. You’ve got to be kidding with this one. You know, Don Layden said to me, you have to have it there. Now we are going to be a public company and there are disclaimers about, talking about future projections. But if Don thinks I’m going to read this, see this, he’s crazy. He should come out and read this. Okay, I’m kidding a little bit but you do have to take it seriously. Forward look, etc. etc. can’t be . . . if you do, you have to have disclaimers and so on and so forth. So get used to seeing this statement on many of the presentations we do, okay? But we’ll go ahead and we’re not going to read it unless anybody wants to come up here and read it right now. No, I guess not. We’re going to split from M&I and become a separate and publicly traded company. Warburg Pincus, a private equity firm in New York, is going to own 25% of Metavante. They’ll have a 25% stake. By the way, we’ve gotten to know the gentlemen there quite well. It’s a great team of people. We’ve known them over a year now and we’ve worked with them. We’re really excited about the opportunity to work with them and believe they will add a lot of value to Metavante. Seventy-five percent is still owned by the M&I shareholders, so the M&I shareholders will have 75% of the company. In our closing, once again, we will be a public company, publicly traded stock. Why? Why do it? Why go public? If you look at it, the bank has grown very nicely if you watch, right? But they need capital to grow. Metavante has grown nicely, especially in the last few years. We need capital to grow. There’s clearly not enough capital to go around for both of us. It’s that simple. That’s why the reason, the major reason, to split. We need to keep growing to take care of our clients. We clearly need to keep growing to have scale. M&I Bank needs to do the same. It makes sense to do it and to do it now. By the way, what better way then from a position of strength. Both companies are in very strong positions right now. The M&I Bank and Metavante. What better time to do it. We’re in the right place and the right time. For our employees, tremendous opportunities. We’re going to keep growing. We have some 5,600 employees. We want to keep growing. We want to create opportunities for you. I’m not saying it’s easy. There’s a lot of hard work involved. But tremendous opportunity for growth. Great for our employees, great for our clients. That’s where it starts, that’s where it should end. It needs to be right for the clients, it needs to be right for an employee, you need to take care of the shareholders. And that’s what we’re doing. Are we excited? You bet we are and we hope every one of 5,600 employees are very excited and take a tremendous amount of pride in what we’ve accomplished. We’re in this position because of each and every one of you. Make no mistake about it. In order to build it, to take care of our clients. There is no question in my mind, over the next few years, we will be the largest technology supplier in the country. There’s no reason why we can’t be Number One. We’re up there in the top 3 today. We got there by hard work, staying focused on our clients. If we keep doing that, we will clearly be the Number One largest in the country. With that, what I’m going to do now is turn it over to Don Layden. Before I do that, though, I do need to say a word about Don. I was going to save it to the end but I think I should do it now. We give Don a hard time. I told him not to get too boring today and be too legal and he won’t do that. But Don is the one who Mike and I counted on each and every day to make sure this happened and is fair all around to all people and to all sides. And when I say every day, I mean every day. I don’t want to exaggerate so I will tell you in the last six weeks or so, Don’s worked 7days a week at least 15 hours a day. And I think I’m being conservative. And he stayed focus. I will tell you one story. I walked in his office one day and there was an 8 hour conference call going on that he was part of because you need to listen to some of this. Well, after 30 minutes or 45 minutes, I said, I can’t do this. So I walked out. Now Don, when he tells you this story, he’ll say I stayed there only 5 minutes. I think I was a little bit longer. So when he walks out later, I said you know, Don are you okay, is there anything I can do? He says, I’m okay, Frank, you keep asking. He goes, I’m really okay. I could handle this. I’m doing fine. He goes, in fact it’s not the 8 hours on the phone with them, it’s the fact that after that I’ve got to deal with you and Mike. He was pretty serious about it, too. Very direct. So, he did. He had to deal with the phone calls and deal with us and our opinions and back and forth so, please help me thank Don now. When I say that it was a large team that Don had behind him who did a tremendous job and 5,600 employees who made it happen, but I thought that maybe he just deserved some special recognition. Thank you and here’s Don.

DL: Thanks, Frank. We had a great team that worked tirelessly over the last couple of months in particular making this transaction happen. And we had about 70 people in total in the company that knew about the transaction officially and then of course, a number of other people who figured it out over the course of time if you saw us working hard to try to make something happen. And those 70 people really do deserve a great deal of credit for all their effort in making this happen. And one of the things that happens in these transactions is, you know, it’s exciting for the 70 people who were involved in it day to day. Today is a very exciting day as we make the announcement and tell you about the work that we’ve been doing hard over the last several weeks. But the reason we’re able to be here today really has nothing to do with the 70 people who worked on the transaction. It has to do with the fact that over the course of those last several weeks, all of you continue to deliver on the promises we make the customers every day. We kept our heads down, we continue to serve our customers, we continue to make money. And that’s what really drove the transaction. That’s what will drive Metavante as a public company. It drove Warburg to the table to come and talk to us about taking an investment in the company and it’s what’s going to make us successful as a public company as we go forward. Today’s the announcement date. As you know, we believe this is the announcement date for some time. We sent the announcement out that we were going to have a town hall and we’re going to tell you all about it. And as Frank said, the Wall Street Journal put a little crimp in that and so we did accelerate things. It was our expectation that we would issue the press release this morning and so for those of you who were listening to the radio, you would hear it on your way in and then we’d be able to have the announcement saying we apologize for that. We couldn’t control the hard work of those diligent reporters who figured out what we were doing. The . . . this is . . . while it’s taken us awhile to get here, there’s still a long process. We’ll go into a registration process now to become a public company and there are several key steps and you’ll see many of those things take place because they’ll be public as we do it. We’ll file an application with the Internal Revenue Service to make sure that the transaction is tax free, both to the M&I Corporation and to the shareholders. We’ll file an application with the bank regulatory authorities – both Metavante and M&I – to allow us to do the separation. And finally, we’ll file documents with the Securities and Exchange Commission. And for those of you who know a little bit about public companies, you know that more information will become available about Metavante in the public as we go through that registration process. And there really will be two parts of the securities process that we’ll go through. The first is a proxy statement that will be prepared. Because many of you are M&I shareholders, you’ll have the opportunity to vote on the transaction and we’ll solicit proxies to get the shareholders to the meeting and to vote to approve the transaction. Secondly, we’ll file a registration statement to become a public company and that will disclose a lot of information about the company that has not previously been disclosed. We’ll also have a lot of work to do to prepare to become a public company and you’ll see us fill new roles and expanded roles within the company.

In Finance, we’ll add a treasury function. We’ll add SEC reporting folks into the Finance group. We’ll add folks in Human Resources because we’ll do our own benefits and compensation management. We’ll add folks in internal audit and compliance and we’ll have our own corporate secretary function. So we’ll do a number of those things over the course of the next several months as we get ready to become a public company. We expect that the transaction will close early in the fourth quarter and we look forward to having a large company celebration as we do that and kick off our inaugural year as a public company in 2008. There’s a lot of work that went into getting to today and we really, depending on who you ask, we started doing this a long time ago but really in earnest, we began to look at transactions to separate the companies about a year and a half ago. We looked at a series of transactions and we had an acquisition committee, a sub-committee of the M&I board of six directors who really helped us a tremendous amount in evaluating the market and looking at different transactions. We looked at several different ways that we might do this and I think we were very fortunate to find a partner in Warburg Pincus who could help us separate in a very effective and efficient way and provide some support to the marketplace about the value that we think that we’ve created over the course of the last 43 years. To date, we’ve completed most of the documents that we need to separate. There will be some additional documents that we’ll prepare over the course of the next couple of months as we become an independent company. Now in every slide show, you need a couple of pictures, right? This is probably not the picture you were hoping for but it does do a fairly good job of describing what happens. Today, the M&I shareholders own 100% of M&I and M&I owns 100% of both M&I Bank and Metavante. In the transaction, we’ll spin out the M&I Bank and Metavante into two separate companies. So if you’re a shareholder of Marshall & Illsley Corporation, for every share of M&I that you hold, you’ll get and you’ll keep one share of M&I. And for every three shares of M&I that you hold, you’ll receive an additional share of Metavante. So post transaction, the M&I shareholders will hold 75% of Metavante directly. Warburg Pincus will hold 25% and those M&I shareholders will continue to own 100% of the M&I Bank. We talked a little bit about the economics of the transaction. You’ve probably seen the press reports that say that we’ve been valued at 4.25 billion dollars and that was a negotiated valuation based on discussions between the M&I and Warburg Pincus with our influence and direction and which is very consistent with other market valuations for companies like ours in this space. We’ll then borrow 1.75 billion dollars, a portion of which will be dividended back up to the M&I. And Warburg will write a check for 625 million dollars to the M&I for the 25 % interest. The difference then between the debt and the 625 million is the value that will be held by the M&I shareholders of 1.9 billion dollars, the remaining value of Metavante. So Metavante’s equity value will be the 2.5 billion dollars, the 625 million that Warburg pays, and the 1.875 billion attributed to the M&I shareholders. And for those of you who are visually or graphically impaired, here’s all the words that should have said what I just said. Hopefully it’s pretty close – I think it is. Let me talk a little bit about our new partners at Warburg Pincus. They are one of the preeminent private equity firms in the world. They have about 20 billion dollars of assets under management and many of those investments are in companies that we know very well, that we do business with. Some of them we compete with. Folks like WNS that competes with FirstSource, our Indian-based PPO partner. Yodlee who we do some work with on the bill pay side. Fortent which owns Searchspace, which is the AML provider that is used by the M&I Bank and many of our other large customers. Trade Card, they were an investor . .. . a whole series of companies. They have several hundred companies in their portfolio today and we feel very fortunate to have found a partner like them that can really help us set the strategic direction for the company and we can leverage the vast network that they have globally to move the company forward. You know, on a day to day basis, Warburg will have a very limited role in the management. The management team stays in place. We’ll continue to run the company. We’ll continue to run the company the way we have in the past. We really now have the benefit of their oversight of their help and direction and strategy as we move the company forward. Their role will also be as members of our board. Now, I’ll talk a little bit about our board now that we’ll be a public company. As Dennis said, he’ll continue to be around; in fact, Dennis will be the initial chairman of the company for the first year. We expect that after that year, he will be succeeded by Frank Martire as the chairman and Frank will remain CEO. Mike Hayford will become and actually is a director today of Metavante, will remain a director. For those of you who know about my relationship with Mike, you know, I tried very hard to tell them they really didn’t want Mike as a director but they . . . no, I’m kidding. You know, it’s actually very significant that we’ll have two members of the Metavante management team on the board. We’ll have an eleven person board and I think it’s a real tribute to the quality of our management team that those folks who put this together said we absolutely need that kind of input from Metavante management to make sure that there is continuation of management, that there continues to be a focus on the operational excellence of the commitment to customers, and that that boards seen too then has a strong visibility to it. We’ll have five independent directors. One will be Ted Kellner who currently serves on the board of M&I and is the chairman and CEO of Fiduciary Management, an investment firm. And then we’ll have three directors from Warburg Pincus, two of whom have been identified at this point and I’ll just share a little bit about their background. David Coulter who is a senior partner at Warburg. Some of you may recognize the name. David was the chairman and CEO of Bank of America, was a vice-chairman at J P Morgan, and is currently on the board of First Data and will be getting off the board of First Data as he comes onto the Metavante board. We think David’s made a very good choice in swapping those board seats. David is a very, very well known person in the payment and transaction processing space. He leads Warburg Pincus’s financial services group and he’ll bring a tremendous amount of value to us as an organization. His partner and the guy who really on the Warburg side helped to drive this transaction is Jim Neary. Jim is the co-head of their technology and media group. He has been a great friend over the last year and a half as we’ve gotten to do this transaction and I think that his background in capital markets and investment banking and with the number of their technology investments, he’ll be very beneficial and helpful to us as we move forward. Now I really wanted to do that forward statement, you know, slide and talk to you all about all the details around that and it also seemed appropriate though for us to have that slide out before Mike came on because we have to remind Mike to not make those forward statements, particularly now that we’re a public company. You’re going to get, as we all are, you’re going to get a lot of questions now from friends and neighbors and folks about what this all means. You’re going to get a lot of questions from customers. The thing to remember is this. With respect to the business that we’re in, you should have all of those discussions and you should talk to folks the way you always have. Obviously, if you sense something is confidential about our business, you shouldn’t disclose it. But as you talk to customers, you should feel free to service those customers, to talk to customers about the business services that we provide. Where the line is is to not talk to them about investing in M&I or Metavante. There will be lots of information that will be publicly filed about that investment opportunity and I would encourage you to simply say to folks as they think about that. I would encourage you to go get a copy of the registration statement. I’d encourage you to talk to a financial advisor. But you can talk to them about whether you like working at Metavante or you don’t like working at Metavante. The only thing to stay away from is to not talk to them about the value of Metavante as an investment or the opportunities that Metavante has that might be more confidential or strategic. And now it’s my privilege to introduce Mike Hayford . Mike is a great partner, as all of you know, of mine and of all of yours. And Mike’s going to talk a little bit about the implications of the transaction for all of you.

MH: Good morning. They gave me real explicit instructions today on what to say, stay on script, and where to stand so . . . we’ll try to stick with that. I do have one idea as a forward thought for . . . what would be the first thing on the board agenda. We’ll probably talk about our corporate development department and who will lead it going forward. How many people . . . how many . . . this is kind of interesting, right? There’s a little base of you know… how many people got a little deja vue this morning? And so . . . I know about half the people knew it. I know people watching on satellite, probably not too many, but . . . I’m going to talk a little bit about where we’re positioned today, what does this mean as an employee shareholder . . . you know, what we need to focus on. And the first thing I’m going to speak to is obviously our clients. You know, Frank talked about the clients. And the reason I’m going to start with the clients and I’m going to end with the clients and I’m going to for the next whatever it is – 5 months – continue to talk about that and I’m doing that for a simple reason. One of the things that happened to us 7 years ago . . . you know, we got excited about the opportunity, the announcement and we took our eye off the ball based on feedback from our clients. And we’re not going to let that happen this time. So we need to make sure that as excited as we are about a little change to our structure, that we don’t forget that it’s our clients that make it possible. The reason we’re at this point is because we have the reputation for delivering to our clients. I’m going to speak to that again at the beginning. I’m going to encourage everybody . . . and one of the things that we as an executive team have talked about is the need to do that. So, I’ll talk to you at the end a little bit. I think Don mentioned 70 people on the project. It was more like closer to 7 . . . it was a very small group that worked on it and as Frank said, Don spent not only time, but what he kind of failed to mention is we . . . there were literally hundreds of people between attorneys, accountants, investment bankers representing various organizations as it came to Metavante. Actually, Don represented all of us quite well and so spent a tremendous amount of time not only putting the effort in but also having to take care of our interests. So the first place to start, the clients is to make sure that we stay focused on all 7 goals. We would like to talk about our first quarter but I think it’s in the past but we can’t. We’re going to announce our earnings on the 17th of April. But needless to say, you know, we’ve had a good start to the year. We had a great finish last year. December, I think you’re all aware, we had a tremendous finish. We had a great start to ‘07. We have our plan that is very attainable and our line of sights says we’re going to have a great ‘07. But we need to keep focus and drive towards that ‘07. The teamwork . . . we talk about teamwork . . . and they’ve put it in the context of strategic initiative. We’ve announced a couple big deals or big strategic . . . just recently, the Temenos deal to help us renew our core platform. It gives us a little bit of a push into the international market. Helps us with the large banks. We also recently announced a joint venture with a company called Monitise to get into mobile payments. We’ve got a number of large projects all across our organization that we’re focused on and we need to continue to execute. And then the last one we kind of had fun with this, with the management . . . we had a management meeting last night . . . focused on this communication except for yesterday…put the caveat on that. So, we . . . if you noticed, we didn’t even make it to the cafeteria yesterday because we stayed in our offices so we didn’t have to run into anybody and have that awkward moment of . . . Frank has . . . for Don and I we could probably pull this off but Frank would struggle with the, “Frank, is this true . . . the Wall Street . . . is that true?”

FM: I think so.

MH: How are we positioned for success? So, we’re becoming a stand alone public company – we’ve been a public company obviously as part of the M&I for 43 years or you know a division or an operating entity of a public company and some of you are very aware that we actually have – we share our financial data. We publish financial information on Metavante as a segment of M&I. We’ve been doing that since 2000. And so in terms of going forward, we’ve got the discipline, we’ve got the practices, and we’ve gotten this through the financial strength so our ability, our financials, our experienced operating environment is very much in place today. I’ll tell you about the products. The products today versus maybe where we were even 4 years ago . . . tremendous change. We talked about growth a lot. Obviously Warburg Pincus is investing in Metavante because they see upside potential to the investment that they put in. We all feel we have a lot of opportunity and potential. And then we look at today where we stand – 5,500 employees all across the country – and as Don is starting to roll out the international practice, we’re identifying individuals who are going to go throughout the world and build a practice outside of the US. We talked about the financial strengths and one of the things we do, we report quarterly. We started doing this back in 2001 where we looked at how do we forecast, how do we plan, how do we execute on a quarter to quarter basis. We’re only showing 3 years but we actually go back 20 quarters where we’ve had increased revenue each successive quarter. So we go back a long time where we’ve had increased improvement. And the goal here, you know, spinning out and becoming a separate publicly traded company, the goal isn’t – it’s not a sprint, you know, it’s a marathon. We want to get out in that good steady … we want to have a better finishing mile than starting mile but we want to continue to have it in for the long haul. So, the goal is each quarter to continue to show improvement so revenue growth, and then in the next slide, net income growth. So on the income side, not quite as many quarters but we’ve had 15 quarters in a row where we’ve had successive improvement in our net income. And so these are some of the measures that the market will look at. They’ll look at obviously our numbers but they’ll also look at how well have you performed consistently. How well Metavante have you done historically. What does that say for the future. I’d like to talk about the solutions. The depth of our solutions as we go out in the market. We really don’t think there’s anybody who has the breadth and depth of the solutions that we have in the marketplace today. We won’t go through them but the financial products that we have, the comprehensive products that we have which constitutes about half of our business. And then the payment side and the combination as we go out and talk in the marketplace is quite unique as we position it. And then in the bottom, we show this consulting group that goes out and adds value to institutions of all sizes that can go out to an institution and really help drive their profits, their efficiency. We’ve gotten into business process outsourcing. And then in the bottom, the education, the integration which obviously we have a focus on making sure that all of our products are integrated. That as an organization when you buy a Metavante product, it means certain things in terms of quality and delivery. And then obviously conversion which we are the leader in the industry. I’m going to spend a little time on the compensation and I’ll start it with this is still a work in progress. So we had a series of things we needed to do pre-today, pre-April 4, to get ready to sign the deal. And Frank mentioned that the board approved it yesterday morning and it got signed yesterday afternoon at 3 p.m. which obviously is why we couldn’t share the news until late yesterday. So we had things that we got put in place for today and then there’s things we have to get in place before October so all the details on the plans we’ll be hammering out. But what we did do is sit down and say what are we going to do with the compensation plans and obviously, you know, the goal is to make sure we’re competitive in the market, that we have a complete plans, benefit plans, health plans, retirement plans, etc. But the first thing I’m just going to share is that the, the thing we started with is we don’t want a situation where we change our structure in October and we expect our employees to have to change any of their plans so we’re going to have continuity of all our plans, our health plans, our benefit plans through the end of ‘07. The only small caveat would be where we have plans that include M&I stock. It would be Metavante stock. If you are in the stock purchase plan, obviously you’re going to be buying Metavante stock moving forward, not M&I stock. In terms of the overall plans, and the message is our goal was to make sure that we could ensure again the same consistency but the same plan or a better plan . . . you know, same or similar price or hopefully we can get some better pricing in some other areas. We haven’t done all the pricing on the health plans but we have, Deb and the team have done some work and we’re pretty confident we can keep it similar. So health plans going forward, we will build a plan, it will be a Metavante plan, and our expectation is we’ll be able to deliver a health plan that is as good as or better than what we do today under the M&I. Things like retirees health insurance so there’s based on when you started or a certain timing cut-off between pre-’97, there’s a clip at 2002, depending on your years of service and your age, and we’re going to keep all of that intact going forward. So under Metavante, we’re going to continue to, if you’re eligible today as an M&I employee, you’ll be eligible as a Metavante employee for retiree health benefits. Our employee stock purchase plan, again, we will have a stock purchase plan. You’ll be purchasing Metavante shares as opposed to M&I shares and we’ll put that in place. So there’ll be . . . we’ll have to have a transition because the plan period, I think, starts in July so we’ll work through the timing of the M&I to Metavante plan. You know all the other benefits and things will be here . . . 401(k) again will be the same. We’ll look at the matching and how we do the matching whether it’s with Metavante stock or some other form. Profit sharing . . . today the profit sharing is 2%, our profit sharing per year. And then an additional discretionary 6%. We will keep the profit sharing plan going forward as well. So the benefit plans are going to stay in place and again, what you should think about is they’ll be the same. They’ll be different plans but with the same underlying structure and benefits, and hopefully where we can do it, we’ll do it a little bit better and as cost effective as we can. I’m going to introduce Jim Neary of Warburg Pincus . . . his company is investing in Metavante. So we wanted to kind of put a face to that and hopefully Jim will share some of the stories of how he met Mike and Don and Frank and some of the things we talked about in the early days. We decided wouldn’t that be great for Jim to come out and talk a little bit about Warburg Pincus and a little bit about what they saw in Metavante as they looked at the marketplace that compelled them to make this very large investment. So, Jim.

Jim Neary, Managing Director of Warburg Pincus.

JN: I just have to tell you what a great pleasure it is to be here today and thank you all for coming. This has been a year-long effort on Warburg’s part and I know a much longer one on your all part but it’s been great to get to know the management team and it is extremely gratifying to be standing here before you at the culmination of a lot of this work. Let me just tell you a little bit about Warburg Pincus. First of all, we’re growth investors. And we think that Metavante is a growth company. And we’ve been investing in growth businesses since 1971. We’ve invested out of 12 different pools of capital funds that we manage that total over 25 billion dollars. We’ve invested in over 500 companies. Don mentioned earlier that we have a large portfolio. We own over 100 today but we’ve invested in over 500 in our history and that creates a massive network that we hope to bring to bear on Metavante as well as our other portfolio companies. Interestingly, we’ve invested in 30 different companies over the last 30 years as we’ve done that. And we were among the first foreign investors to get active in Asia and today we are the largest private equity investor – foreign private equity investor – in India and among the largest in China. As Metavante thinks about its international opportunities, we hope to be able to bring to bear some skills and advice along the way. Importantly, and Don alluded to this, importantly we don’t know how to run companies. As I often say, if we’re ever running a company, something’s gone terribly wrong and we don’t expect that to happen. We basically try to become investors that are strategic and board level partners to management teams. And one of the things that we say, and Don said it in his slide, is we say, “We partner with exceptional management teams to build sustainable businesses.” You’ve already got a sustainable business. You’ve got a big business here and we really expect it can continue to grow rather dramatically from here, and as Frank said, become the largest technology provider to the financial services industry in the country. What did we see? We saw a couple of things. One, we saw culture and that’s very important to us and getting to know this culture and this management team has been a really rewarding experience for us and it’s one of the things that actually matters to us much more than numbers on a piece of paper. And that culture here is truly unique and it’s been a very wonderful experience to get to know this culture in particular. There are

3 ingredients for success in a business like yours that we focus on. One is its financial strength and the financial strength, the balance sheet, the way that this company will look going forward, your financial history, the trajectory that Mike showed you, you have the financial strength. The other one is products and services. And again, the breadth of products, the quality of the products, is exceptional and you have that part of the recipe as well. And finally management, as we said. It’s the employees, its people driving the business in the management team, and we couldn’t be more pleased with the results of our work in evaluating that at Metavante. One of the things that we do in our diligence process is as we think about making a rather substantial investment like this is we talk to customers. And I will tell you, your customers love what you guys do. They are so enthusiastic with the quality of the work that Metavante does that it made our decision rather easy after talking to them. And I want to give you one specific quote. We talked to one of your largest customers just the other day and that customer said, “You know, a number of years ago, Metavante was a very good technology company. Today, Metavante is a great services company.” And that distinction is really important and it’s really a tribute to you all that you have customers who think that highly of you. I don’t want to take the stage too long so I’ll just say that it’s wonderful to be up here. I look forward to meeting as many of you as possible over the coming years. We are long-term investors so we’re going to be here for awhile. And you ought to be awfully proud to be sitting here today with all that you’ve accomplished. So thank you very much.

MH: I have a few more slides and then Frank’s back on. April 3rd the Wall Street Journal leaks the news about Metavante spin-off. The board meets . . . and the board met yesterday at 9 o’clock . . . approves the transaction. We signed the deal at 3:15 p.m., Don went and signed all the documents at 3:15 p.m. and then we put a press release out as soon as we could. We sent out an email to all of you, our employees. And then the next thing we did, we sent the email out first for the press release, we got to our relationship managers, people touching the clients, we were going to do that today at 10 but we needed to get to them right away because we had actually calls during the day, as some of you know, people calling in saying is this really true. And we had the dilemma of we had people on the calls thankfully who had no idea whether it was true or not. They could be honest and forthright and say no idea. And then we all got on the phone. We all we have 20 – 30 clients that the executives are each calling so we’re calling 250 of our clients directly – executive calls – our relationship people are making calls as well. So just to make sure that our clients understand what we’re doing. And again the message to the client is why this is good for you as a client of Metavante. And it’s very straight forward. Dennis opened with it this morning. Metavante, to survive and compete, has to be in a position to grow. We have to continue to get larger, add more products, add more capabilities, to make sure that, as Jim put it, we’re not just a technology provider, we are a services partner. We provide all the services and needs that you need to operate your institution. We have to continue to grow and do that and it will help our clients. The last thing a client wants when they sign a 7 year deal is to have a vendor, a provider, a partner that’s not going to be around in 7 years. So the message to the client is that it makes Metavante a stronger company. It will make Metavante a bigger company but also a better company in terms of products and breadth. At 10:30 this morning is an analysts’ call so an analyst call with the investors to follow. M&I, we would expect some investors that follow Metavante to hop on that call as well. And before I do this last part of this question, we really don’t have an opportunity or time for Q & A today so, we know there’ll be questions and so we’ll talk about how we’re going to do that. We’ve looked at different alternatives over the years and I’ve seen the response we get when we’re asked the question which is exactly what we were doing is we would make a decision to take the step to separate Metavante from M&I at the appropriate time to meet the needs of our clients, our employees, and our shareholders. And we looked at different ways to do that and quite frankly, none of them . . .none of them made sense to put us in a better position to provide that level of support, put us in a more powerful position as an organization as in the transaction that we’re announcing today. So we’ve looked at various things but this team, the transaction . . . we met Jim about 9 months ago just to talk about other things, not specifically to do something like this. But the work that’s been done in the last 3 months and there’s been a number of people who have spent a tremendous amount of time . . . so I just want to mention them [Congratulations to other employees.] So again, if you see these individuals, and again there’s a lot of other people at work that put a tremendous amount of effort to get there. For questions, ENews so get questions to ENews we’ll post the responses. There’ll be a lot of questions. Make sure you ask them. Ask your manager. Post them on ENews. Get us whatever. But if you have a question, we’ll get an answer. So, make sure you get it out there. Benefits Service Center . . . benefits are administered by the M&I. They are going to continue to administer them through the end of the year and then we’ll have our own benefits team out at Metavante. But questions for benefits will get posted there. We’ll use inSite to share the status. There won’t be a lot of news after today. We’ll get all the stuff ready and then we’ll spend some time in the fourth quarter. And then use your managers, ask questions, we will be spending time over the next few months going out to various sites throughout the country doing town halls, doing round tables, and answering questions from employees. My last message again, is remember to stay focused on your customers. Make sure we don’t take the eye off the ball from the clients’ perspective. Make sure we continue to deliver that service that we’re known for. Before Frank comes back up, we kind of skimmed over this little part.

We were speculating what is Metavante worth? What’s the value of Metavante? And I don’t know . . . does anybody remember what we worth 7 years ago? I mean, so were going to IPO 7 years ago at $8 a share for 800 million dollars. I think we would say the value of Metavante 3 years after that, around 2003, was probably in that range, it probably hadn’t changed much. So the numbers today are kind of eye popping. We’ve added – you all have added shareholder value of the M&I shareholders which I think most if not all of you are a shareholder yourself, from 800 million to 4 billion 250 million in the last roughly 4 years. Tremendous work that you’ve all done and you should be extremely proud of that. So you know today we really have ratification of what is the value Metavante adds to the M&I shareholders. And Frank’s going to wrap up for us today.

FM: I have just one more slide here and I would be disappointed if you didn’t know what it would say on it. So hopefully you do when you see it and you’d expect it, okay? So, with changes, in a lot of ways, nothing changes. It’s still all about our clients, our employees. We turn to our shareholders and the community. And if we stay focused, we’ll always win. We just have to stay focused on our clients. You have the opportunity now. Are you excited about this? That’s great. So if we have 5,600 employees who are excited, you have some 8,000 plus clients – you need to tell them you’re excited. You need to tell them that they’ll be excited and why they should be, okay? If you would do that, I think it’s important. They want to hear it from you and they should. And my closing comment would be this. This is a tremendous time for Metavante. It really is. And you look at it and you say well what are you most proud of? You’re proud of the fact that it will be a public company? That’s what they’re asking me. You’re proud of the fact that you’re 1.5 billion dollars. You’re proud of the fact you’re getting all these newspaper articles now, right? The answer is “yes” to all that, by the way. Now what’s the real . . . what am I most proud of? I’m clearly most proud of the fact that we have the absolute best employees and the absolute best clients in the marketplace and that’s why it’s an honor and a privilege for me to lead Metavante into the future. Thank you. Thanks for being here.